                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            STORAGE DIMENSIONS, INC.
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)


                     COMMON STOCK, $.005 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   86210Y 10 0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                  DAVID A. EEG
                            STORAGE DIMENSIONS, INC.
                             1656 MCCARTHY BOULEVARD
                               MILPITAS, CA 95035
                                 (408) 954-0710
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                DECEMBER 22, 1997
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                              (Page 1 of 14 Pages)

                                  SCHEDULE 13D


CUSIP No.     86210Y7 10 0                                    PAGE 2 OF 14 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        ARTECON, INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        N/A
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            4,500,623
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,500,623
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        56.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.




                              (Page 2 of 14 pages)

ITEM 1.        SECURITY AND THE ISSUER

        (a)    TITLE OF SECURITY:

               Common Stock, $.005 par value per share.

        (b)    NAME OF THE ISSUER:

               Storage Dimensions, Inc., a Delaware corporation.

        (c)    THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

               1656 McCarthy Boulevard
               Milpitas, CA 95035

ITEM 2.        IDENTITY AND BACKGROUND

                      (a) This statement is filed by Artecon, Inc., a California corporation ("Artecon"). Artecon is principally in the business of design, manufacture, marketing and support of high performance data storage systems for open systems network applications.

                      (b) The address of the principal business offices of
               Artecon is 6305 El Camino Real, Carlsbad, California 92009-1606.

                      (c) Set forth in Schedule I to this Schedule 13D is the
               name and present principal occupation or employment of each of Artecon's executive officers and directors and the name, principal business and address of any corporation or other organization in which employment is conducted.

                      (d) During the last five years, there have been no
               criminal proceedings against Artecon, or, to the best knowledge of Artecon, any of the other persons with respect to whom information is given in response to this Item 2.

                      (e) During the last five years, neither Artecon nor, to
               the best knowledge of Artecon, any of the other persons with respect to whom information is given in response to this Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                      (f) To the best knowledge of Artecon, all of the directors and executive officers of Artecon named in Schedule I to this
               Schedule 13D are citizens of the United States.



                              (Page 3 of 14 pages)

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                      To facilitate the Merger (as defined in Item 4 below),
               certain stockholders of the Issuer have entered into "Voting Agreements" with Artecon as described in Item 4. These Voting Agreements do not contemplate a purchase of the Common Stock of the Issuer by Artecon.

ITEM 4.        PURPOSE OF THE TRANSACTION

                      (a) - (b) Pursuant to that certain Agreement and Plan of
               Merger and Reorganization dated as of December 22, 1997 (the "Reorganization Agreement"), among Artecon, the Issuer and Storage Acquisition Corp., a California corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"), and subject to the conditions set forth therein (including any required regulatory approval and the approval of the stockholders of the Issuer and the shareholders of Artecon), Merger Sub will be merged with and into Artecon (the "Merger") and Artecon will become a wholly owned subsidiary of the Issuer. All of the shares of Common Stock of Artecon outstanding immediately prior to the effective time of the Merger will be converted into a number of fully paid and non-assessable shares of Common Stock of the Issuer (the "Merger Shares") such that immediately following the Merger, the former holders of Artecon Common Stock will, in the aggregate, own 61% of the outstanding Common Stock of Issuer. In addition, each share of Preferred Stock of Artecon outstanding immediately prior to the effective time of the Merger will be converted into one fully paid and non-assessable share of Preferred Stock of the Issuer.

                      The consummation of the Merger is subject to the
               satisfaction or waiver of closing conditions for the benefit of the Issuer and closing conditions for the benefit of Artecon, as set forth in Sections 7 and 8, respectively, of the Reorganization Agreement.

                      If the Merger is not consummated and the Reorganization
               Agreement is terminated by the Issuer or Artecon pursuant to
               Section 9.1(d) therein, or by Artecon pursuant to Section 9.1(f) therein, the Issuer shall pay to Artecon a nonrefundable fee in the amount of $1,500,000. If the Merger is not consummated and the Reorganization Agreement is terminated by the Issuer or Artecon pursuant to Section 9.1(e) therein, or by the Issuer pursuant to Section 9.1(f) therein, Artecon shall pay to the Issuer a nonrefundable fee in the amount of $1,500,000.

                      The foregoing summary of the Merger is qualified in its
               entirety by reference to the copy of the Reorganization Agreement included as Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

                      Each of Maxtor Corporation, Capital Partners, Inc., CP
               Acquisition, L.P. No. 4A, CP Acquisition, L.P. No. 4B and FGS, Inc. (individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders")




                              (Page 4 of 14 pages)
               has entered into a Voting Agreement dated as of December 22, 1997 (individually, a "Voting Agreement" and, collectively, the "Voting Agreements") with Artecon. The number of shares of Common Stock of the Issuer beneficially owned by each of the Voting Agreement Stockholders is set forth on Schedule II to this
               Schedule 13D. Pursuant to Section 2.1 of the Voting Agreements, the Voting Agreement Stockholders have agreed to vote or direct the vote of all shares of Common Stock of the Issuer over which such person has voting power or control (the "Subject Shares") as follows: (i) in favor of the issuance of the Merger Shares, the Merger, the execution and delivery by the Issuer of the Reorganization Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance hereof and thereof; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Issuer in the Reorganization Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Reorganization Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any subsidiary of the Issuer;
               (B) any sale, lease or transfer of a material amount of assets of the Issuer or any subsidiary of the Issuer (other than in the ordinary course of business); (C) any reorganization, recapitalization, dissolution or liquidation of the Issuer or any subsidiary of the Issuer; (D) any change in a majority of the board of directors of the Issuer; (E) any amendment to the Issuer's certificate of incorporation; (F) any material change in the capitalization of the Issuer or the Issuer's corporate structure; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement or the Voting Agreement. In addition, pursuant to Section 2.2 of the Voting Agreements, in the event of termination of the Reorganization Agreement upon the occurrence of certain specified events, the Voting Agreement Stockholders have agreed to vote the Subject Shares (i) against acquisition proposals other than the Merger and any related transaction or agreement and (ii) against any action which is intended, or could reasonably be expected, to facilitate the consummation of any acquisition transaction other than the Merger.

                      Pursuant to Sections 1.2 and 1.3 of the Voting Agreements,
               the Voting Agreement Stockholders have also agreed not to, directly or indirectly, (i) offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract of sale or grant of any option to purchase or other disposition or transfer of) any of the Subject Shares to any person other than Artecon or Artecon's designee; (ii) create or permit to exist any encumbrance with respect to any of the Subject Shares; (iii) reduce such Voting Agreement Stockholder's beneficial ownership of, interest in or risk relating to any of the Subject Shares; (iv) commit or agree to do any of the foregoing; or (v) deposit any of the Subject Shares into a voting trust or grant a proxy (except as provided in Section 2.3 of the Voting




                              (Page 5 of 14 pages)

               Agreements) or enter into a voting agreement with respect to any of the Subject Shares.

                      Pursuant to Section 2.3 of the Voting Agreements, the
               Voting Agreement Stockholders also executed and delivered to Artecon irrevocable proxies voting the Subject Shares in favor of the Reorganization Agreement and Merger and each of the other actions contemplated by the Reorganization Agreement and against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Issuer in the Reorganization Agreement.

                      The foregoing summary of the Voting Agreements is
               qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 99.2 to this Schedule 13D and incorporated herein in its entirety by reference.

                      (c) Not applicable.

                      (d) As a result of the Merger, the Issuer's charter will
               be amended to provide for a classified Board of Directors (as described in Item 4(g) below) whereby the directors of the Issuer will be separated into three classes, with the members of each class serving for a three-year term. The first class of directors ("Class I") will consist of two directors who will not be employees of the Issuer and who will be mutually agreed to by Artecon and the Issuer; the Class I directors will serve until the 1999 annual meeting of stockholders of the Issuer. The second class of directors ("Class II") will consist of Jason Sauey, a current director of Artecon, and Chong Sup Park, a current director of the Issuer; the Class II directors will serve until the 2000 annual meeting of stockholders of the Issuer. The third class of directors ("Class III") will consist of W. R. Sauey and James L. Lambert, each a current director of Artecon, and Brian Fitzgerald, a current director of the Issuer; the Class III directors will serve until the 2001 annual meeting of stockholders of the Issuer. As a result of the Merger, James L. Lambert, the current President of Artecon, will become the Chief Executive Officer of the Issuer, Tesfaye Hailemichael, the current Treasurer of Artecon, will become the Chief Financial Officer and Treasurer of the Issuer, and Dana Kammersgard, the current Vice President of Artecon, will become the Secretary and an executive officer of the Issuer.

                      (e) As a result of the Merger, all of the shares of Common
               Stock of Artecon outstanding immediately prior to the effective time of the Merger will be converted into a number of fully paid and non-assessable shares of Common Stock of the Issuer such that immediately following the Merger, the former holders of Artecon Common Stock will, in the aggregate, own 61% of the outstanding Common Stock of Issuer. In addition, each share of Preferred Stock of Artecon outstanding immediately prior to the effective time of the Merger will be converted into one fully paid and non-assessable share of Preferred Stock of the Issuer.




                              (Page 6 of 14 pages)

                      (f) Upon consummation of the Merger, Artecon will become a wholly owned subsidiary of the Issuer.

                      (g) Upon approval of the stockholders of the Issuer, the
               Certificate of Incorporation of the Issuer shall be amended to change the name of the Issuer from "Storage Dimensions, Inc." to "Artecon, Inc.", and the Certificate of Incorporation and Bylaws of the Issuer shall be amended to:

                          (A) provide for a classified Board of Directors
               whereby the directors shall be separated into three classes, with the members of each class serving for a three-year term;

                          (B) provide that a director may be removed without
               cause only by (1) until the third annual meeting of stockholders following the Merger (the "First Class III Meeting"), the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all the then-outstanding shares of the voting stock of the Issuer, and (2) after the First Class III Meeting, the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of the voting stock of the Issuer; and

                          (C) provide for a new series of Preferred Stock of the
               Issuer with certain rights, preferences and privileges all as set forth in the Certificate of Amendment of Certificate of Incorporation attached to the Reorganization Agreement as Exhibit B.

                      (h) Not applicable.

                      (i) Not applicable.

                      (j) Other than as described above, Artecon has no plan or
               proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Artecon reserves the right to develop such plans).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

                      (a) - (b) As a result of the Voting Agreements, Artecon
               has shared power to vote an aggregate of 4,500,623 shares of Common Stock of the Issuer for the limited purposes described in
               Item 4 above. Such shares constitute approximately 56.7% of the issued and outstanding shares of Common Stock of the Issuer as of December 22, 1997.

                      To Artecon's knowledge, no shares of Common Stock of the
               Issuer are beneficially owned by any of the persons named in
               Schedule I, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

                      Set forth in Schedule III to this Schedule 13D is the name of and certain information regarding each person or entity with whom Artecon shares the power




                              (Page 7 of 14 pages)
               to vote or to direct the vote or to dispose or direct the disposition of Common Stock of the Issuer.

                      During the past five years, to Artecon's knowledge, no
               person named in Schedule III to this Schedule 13D, has been convicted in a criminal proceeding.

                      During the past five years, to Artecon's knowledge, no
               person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

                      To Artecon's knowledge, all persons named in Schedule III
               to this Schedule 13D are citizens of the United States.

                      (c) Neither Artecon nor, to Artecon's knowledge, any
               person named in Schedule I, has effected any transaction in Common Stock of the Issuer during the past 60 days, except as disclosed herein.

                      (d) Not applicable.

                      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                      In connection with the Reorganization Agreement,
               affiliates of Artecon, James L. Lambert, Tesfaye Hailemichael, Dana Kammersgard, W. R. Sauey, Jason Sauey, Flambeau Corporation, Flambeau Products Corporation and Seats, Inc. (each an "Affiliate") entered into an Affiliate Agreement with the Issuer, dated as of December 22, 1997. Pursuant to Section 2(d) thereof, each Affiliate has agreed that such Affiliate shall not dispose of the shares of the Issuer's Common Stock received by such Affiliate as a result of the Merger unless at the time of such transfer either (i) such transfer shall be in conformity with the provisions of Rule 145(d) under the Securities Act of 1933, as amended (the "Act") (or any successor rule then in effect), (ii) Affiliate shall have furnished to the Issuer an opinion of counsel reasonably satisfactory to the Issuer, or a no action letter from the Securities and Exchange Commission, to the effect that no registration under the Act would be required in connection with the proposed offer, sale, pledge, transfer or other disposition or (iii) a registration statement under the Act covering the proposed offer, sale, pledge, transfer or other disposition shall be effective under the Act.

                      Other than as described in the foregoing paragraph and in
               Item 4 above, to Artecon's knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between




                              (Page 8 of 14 pages)
               such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               99.1 Agreement and Plan of Merger and Reorganization dated as of
                    December 22, 1997, by and among Storage Dimensions, Inc., Storage Acquisition Corp. and Artecon, Inc.

               99.2 Form of Voting Agreement dated as of December 22, 1997 by and between Artecon, Inc., a California corporation, and each of Maxtor Corporation, CP Acquisition, L.P. No. 4A, CP Acquisition, L.P. No. 4B, Capital Partners, Inc. and FGS, Inc.

               99.3 Form of Voting Agreement dated as of December 22, 1997 by and between Storage Dimensions, Inc., a Delaware corporation, and each of James L. Lambert, W.R. Sauey, Flambeau Corporation, Flambeau Products Corporation and Seats, Inc.







                              (Page 9 of 14 pages)

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             December 26, 1997
                                             (Date)

                                             ARTECON, INC.,
                                             a California corporation


                                             By: /s/ JAMES L. LAMBERT
                                                --------------------------------
                                                    James L. Lambert






                             (Page 10 of 14 pages)

                                   SCHEDULE I

                EXECUTIVE OFFICERS AND DIRECTORS OF ARTECON, INC.


NAME                                         PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                         ----------------------------------
James L. Lambert                             President and Director

Tesfaye Hailemichael                         Treasurer

Pam Lambert                                  Secretary and Director

Dana Kammersgard                             Vice President and Director

W. R. Sauey                                  Chairman of the Board and Director

Jason Sauey                                  Director


All individuals in the above table are employed at, or retained as directors by, Artecon, Inc., 6305 El Camino Real, Carlsbad, California 92009-1606.







                             (Page 11 of 14 pages)

                                   SCHEDULE II



                                                                          Percentage of
                                               Number of Shares of    Outstanding Shares of
                                               Issuer Common Stock    Issuer Common Stock as
         Voting Agreement Stockholder          Beneficially Owned      of December 22, 1997
         ----------------------------          -------------------    ----------------------
         Maxtor Corporation                         1,600,000                  20.2%

         FGS, Inc.                                    293,781                   3.7%
         Capital Partners, Inc.                         3,612                     *
         CP Acquisition, L.P. No. 4A                1,676,440                   21.1%
         CP Acquisition, L.P. No. 4B                  926,790                   11.7%

-----------
* Less than one percent.











                             (Page 12 of 14 pages)

                                  SCHEDULE III

Maxtor Corporation is a Delaware corporation with its principal place of business and principal offices at 510 Cottonwood Drive, Milpitas, California 95035. The principal business of Maxtor Corporation is the design, manufacture and supply of hard disk drives for the desktop market.

FGS, Inc., a Delaware corporation, Capital Partners, Inc., a Connecticut corporation, CP Acquisition, L.P. No. 4A, a Delaware limited partnership, and
CP Acquisition, L.P., No. 4B, a Delaware limited partnership, are each investment funds with a principal place of business and principal offices at One Pickwick Plaza, Suite 310, Greenwich, Connecticut 06830.

Brian D. Fitzgerald, a director of the Issuer, is the sole stockholder, an officer and a director of Capital Partners, Inc. and a controlling stockholder, an officer and a director of FGS, Inc.

A. George Gebauer, a director of the Issuer, is an officer of Capital Partners, Inc. and an officer and director of FGS, Inc.












                             (Page 13 of 14 pages)

                                  EXHIBIT INDEX



EXHIBIT                         DESCRIPTION OF DOCUMENT
-------                         -----------------------
99.1          Agreement and Plan of Merger and Reorganization, dated as of
              December 22, 1997, by and among Storage Dimensions, Inc., Storage
              Acquisition Corp. and Artecon, Inc.

99.2 Form of Voting Agreement dated as of December 22, 1997 by and between Artecon, Inc., a California corporation, and each of Maxtor Corporation, CP Acquisition, L.P. No. 4A, CP Acquisition,
              L.P. No. 4B, Capital Partners, Inc. and FGS, Inc.

99.3 Form of Voting Agreement dated as of December 22, 1997 by and between Storage Dimensions, Inc., a Delaware corporation, and each of James L. Lambert, W.R. Sauey, Flambeau Corporation, Flambeau
              Products Corporation and Seats, Inc.















                             (Page 14 of 14 pages)